                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                Pharmhouse Corp.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    717137103
                                 (CUSIP Number)

 Stanley Pollack, Esq. at Rosenthal & Rosenthal, Inc., 1370 Broadway, New York,
                         New York 10018 (212) 356-1441
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 23, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 717137103                                           PAGE 2 OF 18 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      13-1238943

          Rosenthal & Rosenthal, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                   -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY                       209,195
  OWNED BY               -------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING                        -0-
   PERSON                -------------------------------------------------------
    WITH                 10      SHARED DISPOSITIVE POWER
                                   209,195
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            209,195
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               / /
                            - 0 -
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            8.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                            CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 717137103                                          PAGE 3 OF 18 PAGES
-------------------                                          ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rosenthal, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                   -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY                       209,195
  OWNED BY               -------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING                        -0-
   PERSON                -------------------------------------------------------
    WITH                 10      SHARED DISPOSITIVE POWER
                                   209,195
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            209,195
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /
                            - 0 -
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            8.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No. 1 dated June 30, 1997 to Schedule 13D amends the
Schedule 13D relating to Pharmhouse Corp. (formerly known as S.E. Nichols Inc.) filed with the Securities and Exchange Commission in January 1992 by Rosenthal & Rosenthal, Inc. (the "Initial Schedule 13D"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Initial Schedule 13D. A copy of the Initial Schedule 13D (without exhibits) is attached to this Amendment as Schedule I.

ITEM 1.  SECURITY AND ISSUER

         Item 1 is hereby amended in its entirety to read as follows:

         This Statement relates to the Common Stock, $.01 par value (the "Shares"), of Pharmhouse Corp., a New York corporation (formerly known as S.E. Nichols Inc. and hereinafter referred to as the "Corporation"). The address of the principal executive office of the Corporation is 860 Broadway, New York, New York 10003. The names of the principal executive officers of the Corporation are as follows:

Name                  Business Address                Position
----                  ----------------                --------
Manfred Brecker       Pharmhouse Corp.                Chairman of the Board
                      860 Broadway
                      New York, New York 10003

Kenneth A. Davis      Pharmhouse Corp.                President and Chief
                      860 Broadway                      Executive Officer
                      New York, New York 10003

Marcie B. Davis       Pharmhouse Corp.                Senior Vice President-
                      860 Broadway                      Finance, Secretary
                      New York, New York 10003          and Treasurer

Joseph Keller         Pharmhouse Corp.                Senior Vice President-
                      860 Broadway                      Administration
                      New York, New York 10003          and Operations

Richard A. Davis      Pharmhouse Corp.                Senior Vice President-
                      860 Broadway                      Finance and Chief
                      New York, New York 10003          Financial Officer

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended in its entirety to read as follows:

         (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of Rosenthal & Rosenthal, Inc., a New York corporation ("R&R"), and Rosenthal, Inc., a Delaware corporation (the "Parent"). R&R and the Parent (together, the "Reporting Persons") are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 7 for their Joint Filing Agreement.

         R&R is wholly owned by the Parent. The Parent is owned by the estate of Imre J. Rosenthal and two separate family trusts established for the benefit of the children of Imre J. Rosenthal.

         The principal business of R&R is factoring and asset based financing. The principal office and principal place of business of R&R is 1370 Broadway, New York, New York 10018. The names and addresses of the directors and executive officers of R&R are set forth on Schedule 1 attached hereto.

         The principal business of the Parent is factoring and asset based financing. The principal office and principal place of business of the Parent is 1370 Broadway, New York, New York 10018. The names and addresses of the directors and executive officers of the Parent are set forth on Schedule 1 attached hereto.

         (d) and (e). During the last five years, none of the Reporting Persons and none of the persons set forth on Schedule 1 attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding the following at the end thereof:

         Due to a 1 to 4.35 reverse stock split effected by the Corporation in April 1993, the underlying Shares and exercise price of each of the Class A Warrants, Class B Warrants and Class C Warrants were adjusted pursuant to the Warrant Agreement as follows: (a) the Class A Warrants were adjusted to entitle R&R to purchase 59,770 Shares at an exercise price of $.1884 per share; (b) the Class B Warrants were adjusted to entitle R&R to purchase 119,540 Shares at an exercise price of $.435 per share; and (c) the Class C Warrants were adjusted to entitle R&R to purchase 29,885 Shares at an exercise price of $1.914 per share.

         On July 17, 1996, the Corporation and R&R executed Amendment No. 1 to the Warrant Agreement which accelerated the expiration date of the Class A Warrants to December 31, 1997 and extended the respective expiration dates of the Class B Warrants and the Class C Warrants to December 31, 1997 in consideration of R&R's agreement not to exercise certain of its registration rights under the Warrant Agreement prior to a certain date.

         The foregoing is a summary of Amendment No. 1 to the Warrant Agreement. A copy of such Amendment is attached hereto as Exhibit 6, and the foregoing summary is qualified by reference to the full text of such Amendment, which Amendment is incorporated by reference herein.

         On June 23, 1997, R&R exercised all of its Class A Warrants, Class B Warrants and Class C Warrants for an aggregate exercise price of $120,460.48, thereby purchasing 209,195 Shares in the aggregate. R&R funded such aggregate exercise price out of its working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended in its entirety to read as follows:

         See Item 3. The Class A Warrants, the Class B Warrants and the Class C Warrants were acquired by R&R for investment purposes. R&R intends to sell all of its 209,195 Shares from time to time at the prices prevailing on the NASDAQ Small Cap Market or privately, either directly to purchasers or through one or more brokers or dealers. However, neither R&R, nor any of the persons listed in
Item 2 has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Corporation, (b) an extraordinary corporate transaction involving the Corporation or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries, (d) a change in the present board of directors or management of the Corporation, (e) a material change in the present capitalization or dividend policy of the Corporation, (f) any other material change in the Corporation's business or corporate structure, (g) changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person, (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Paragraphs (a) and (b) of Item 5 are hereby amended in their entirety to read as follows:

         (a) R&R beneficially owns 209,195 Shares or 8.1% of the outstanding Shares (this percentage was calculated based upon the 2,374,442 Shares issued and outstanding as of May 31, 1997, as reported by the Corporation in its Quarterly Report on Form 10-Q for the quarter ended May 3, 1997, adjusted to reflect R&R's exercise of Class A Warrants, Class B Warrants and Class C Warrants for 209,195 Shares). The Parent does not own Shares directly. However, because the Parent owns all of the outstanding capital stock of R&R, the Parent may be deemed to beneficially own all of the 209,195 Shares owned by R&R pursuant to the provisions of Rule 13d-3 under the Exchange Act.

         (b) R&R and the Parent share voting power and dispositive power with respect to all of the 209,195 Shares owned directly by R&R.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended as follows:

         (a) The reference to Exhibit 5 is amended in its entirety to read as follows:

         Exhibit 5 -  Warrant Agreement dated as of December 24, 1991 by and between the Corporation and R&R (incorporated herein by reference to Exhibit 10.1 to the Corporation's Registration Statement on Form S-3, File No. 333-28077, as amended).

         (b) New Exhibits 6 and 7 are added as follows:

         Exhibit 6 -  Amendment No. 1 to Warrant Agreement dated as of July
                      17, 1996 by and between the Corporation and R&R (incorporated herein by reference to Exhibit 10.14 to the Corporation's Registration Statement on Form S-3, File No. 333-28077, as amended).

         Exhibit 7 -  Joint Filing Agreement dated as of July 1, 1997 by and between R&R and the Parent.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1997

                                 ROSENTHAL & ROSENTHAL, INC.


                                 By /s/ Stanley Pollack
                                    --------------------------------------
                                    Name: Stanley Pollack
                                    Title: Senior Executive Vice President


                                 ROSENTHAL, INC.


                                 By /s/ Stanley Pollack
                                    --------------------------------------
                                    Name: Stanley Pollack
                                    Title: Executive Vice President

Schedule 1 is hereby amended in its entirety to read as follows:

                                   Schedule 1

A.   Executive Officers and Directors of Rosenthal & Rosenthal, Inc.

     Name                                        Business Address                   Position
     ----                                        ----------------                   --------
     1.  Stephen J. Rosenthal                    1370 Broadway                      President and Director
                                                 N.Y., N.Y. 10018

     2.  Eric J. Rosenthal                       1370 Broadway                      Vice President and Director
                                                 N.Y., N.Y. 10018

     3.  Stanley Pollack                         1370 Broadway                      Senior Executive
                                                 N.Y., N.Y. 10018                   Vice President

     4.  Brent Baumgardt                         1370 Broadway                      Treasurer
                                                 N.Y., N.Y. 10018

     5.  Jerry Sandak                            1370 Broadway                      Executive Vice President
                                                 N.Y., N.Y. 10018

     6.  Loretta Ponticello                      1370 Broadway                      Assistant Secretary
                                                 N.Y., N.Y. 10018


B.   Executive Officers and Directors of Rosenthal, Inc.


     1.  Stephen J. Rosenthal                    1370 Broadway                      Director and President
                                                 N.Y., N.Y. 10018

     2.  Eric J. Rosenthal                       1370 Broadway                      Director
                                                 N.Y., N.Y. 10018

     3.  Stanley Pollack                         1370 Broadway                      Executive Vice President
                                                 N.Y., N.Y. 10018

     4.  Loretta Ponticello                      1370 Broadway                      Assistant Secretary
                                                 N.Y., N.Y. 10018

                                  EXHIBIT INDEX


Exhibit 5 -     Warrant Agreement dated as of December 24, 1991 by and between the Corporation and R&R (incorporated herein by reference to Exhibit 10.1 to the Corporation's Registration Statement on Form
                S-3, File No. 333-28077, as amended).

Exhibit 6 -     Amendment No. 1 to Warrant Agreement dated as of July 17, 1996 by and between the Corporation and R&R (incorporated herein by reference to Exhibit 10.14 to the Corporation's Registration
                Statement on Form S-3, File No. 333-28077, as amended).

Exhibit 7 -     Joint Filing Agreement dated as of July 1, 1997 by and between
                R&R and the Parent.


                                       10